                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 26)*

                       American Real Estate Partners, L.P.

                                (Name of Issuer)

             Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                   029169 10 9
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 21, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  High Coast Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           34,359,836

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           34,359,836

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           34,359,836

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           55.3%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Little Meadow Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           34,359,836

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           34,359,836

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           34,359,836

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           55.3%

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Barberry Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           5,537,000

         8        SHARED VOTING POWER
                           413,793

         9        SOLE DISPOSITIVE POWER
                           5,537,000

         10       SHARED DISPOSITIVE POWER
                           413,793

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,950,793

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.6%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gascon Partners

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           11,344,828

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           11,344,828

         10       SHARED DISPOSITIVE POWER
                           0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,344,828

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.2%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cigas Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           11,344,828

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           11,344,828

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,344,828

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Astral Gas Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           11,344,828

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           11,344,828

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,344,828

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Unicorn Associates Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           12,202,587

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           12,202,587

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,202,587

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.6%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ACF Industries Holding Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           12,202,587

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           12,202,587

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,202,587

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.6%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Highcrest Investors Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           3,452,586

         8        SHARED VOTING POWER
                           12,202,587

         9        SOLE DISPOSITIVE POWER
                           3,452,586

         10       SHARED DISPOSITIVE POWER
                           12,202,587

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  15,655,173

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Buffalo Investors Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           15,655,173

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           15,655,173

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  15,655,173

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Starfire Holding Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           15,655,173

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           15,655,173

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  15,655,173

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cyprus, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           413,793

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           413,793

         10       SHARED DISPOSITIVE POWER
                           0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  413,793

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.7%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Arnos Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           857,759

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           857,759

         10       SHARED DISPOSITIVE POWER
                           0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  857,759

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.4%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      /x/
         (b)      / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           55,965,802

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           55,965,802

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           55,965,802

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  90.1%

14       TYPE OF REPORTING PERSON*
                  IN

                         SCHEDULE 13D - AMENDMENT NO. 26

Item 1. Security and Issuer

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 (the "Initial 13D") by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation, ACF Industries, Incorporated, a New Jersey corporation, Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation, as amended by Amendment No. 1, dated November 16, 1990, Amendment No. 2, dated March 19, 1992, Amendment No. 3, dated March 18, 1993, Amendment No. 4, dated May 13, 1993, Amendment No. 5, dated March 24, 1994, Amendment No. 6, dated July 28, 1994, Amendment No. 7, dated July 29, 1994, Amendment No. 8, dated April 13, 1994, Amendment No. 9, dated August 30, 1995, Amendment No. 10, dated September 14, 1995, Amendment No. 11, dated January 19, 1996, Amendment No. 12, dated January 22, 1996, Amendment No. 13, dated March 8, 1996, Amendment No. 14, dated June 21, 1996, Amendment No. 15 dated September 18, 1996, Amendment No. 16, dated January 2, 1997, Amendment No. 17, dated July 23, 1997, Amendment No. 18, dated September 25, 1997, the Tender Offer Statement on Schedule 14D-1 originally filed with the SEC on November 28, 1998 by Leyton LLC, High Coast Limited Partnership, Little Meadow Corp. and Carl C. Icahn (Amendment No. 20 to Schedule 13-D), as amended by Amendment No. 1 filed on December 14, 1998 (Amendment No. 21 to Schedule 13-D), Amendment No. 2 filed on December 29, 1998 (Amendment No. 22 to Schedule 13-D), Amendment No. 3 filed on December 31, 1998 (Amendment No. 23 to Schedule 13-D), Amendment No. 4 filed on November 2, 1999 (Amendment No. 24 to Schedule 13-D), Amendment No. 25, dated August 28, 2003, is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended. This filing relates to the depositary units of the Issuer, American Real Estate Partners, L.P., a Delaware Limited Partnership (the "Depositary Units"). The address of the principal executive office of the Issuer is 100 South Bedford Road, Mt. Kisco, New York 10549.

ITEM 2. IDENTITY AND BACKGROUND

The persons filing this statement are High Coast Limited Partnership, a Delaware limited partnership ("High Coast"), Little Meadow Corp., a Delaware corporation ("Little Meadow"), Barberry Corp., a Delaware corporation ("Barberry"), Gascon Partners, a New York partnership ("Gascon"), Cigas Corp., a Delaware corporation ("Cigas"), Astral Gas Corp., a Delaware corporation ("Astral"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), Cyprus, LLC, a Delaware limited liability company ("Cyprus"), Arnos Corp., a Nevada corporation ("Arnos") (High Coast, Little Meadow, Barberry, Gascon, Cigas, Astral, Unicorn, ACH Holding, Highcrest, Buffalo, Starfire, Cyprus and Arnos are collectively referred to herein as the "Icahn Group") and Carl C. Icahn, a citizen of the United States of America (collectively with the Icahn Group, the "Reporting Persons"). The principal business address and the address of the principal office of (i) each member of the Icahn Group is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

The name, citizenship, present principal occupation or employment director and executive officer of each member of the Icahn Group are set forth Exhibit 1 attached hereto.

Little Meadow is the general partner of High Coast. Cigas and Astral are the partners of Gascon. Unicorn is the sole shareholder of each of Astral and Arnos. ACF Industries Holding Corp. is the sole shareholder of Unicorn. Highcrest is the sole shareholder of ACF Industries Holding Corp. Buffalo is the sole shareholder of Highcrest. Starfire is the sole shareholder of Buffalo. Barberry is the managing member of Cyprus. Mr. Icahn is the sole shareholder of each of Little Meadow, Cigas, Starfire and Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the members of the Icahn Group.

Each of the members of the Icahn Group are primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is (i) indirectly directing and managing the investments of Icahn Partners LP, a Delaware limited partnership, and Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership, and (ii) acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Initial 13D, as amended, is hereby amended by the addition of the following:

As more fully described in Item 4 hereof, Gascon, Cyprus, Highcrest and Arnos entered into the Agreements (as such term is defined in Item 4) with respect to the transactions contemplated thereby. The consideration for the transactions to be consummated pursuant to the Agreements will consist of certain assets of Gascon, Cyprus, Highcrest and Arnos, as more fully described in the Agreements.

Copies of the Agreements are filed herewith as Exhibits 2, 3, 4 and 5, respectively, and incorporated herein by reference, and the descriptions herein of the Agreements are qualified in their entirety by reference to the Agreements.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On January 21, 2005, Gascon entered into a Membership Interest Purchase Agreement (the "NEG Agreement") with the Issuer, pursuant to which (i) Gascon agreed to sell to the Issuer its membership interest in NEG Holding LLC, in consideration for which (ii) the Issuer agreed to issue 11,344,828 Depositary Units to Gascon, subject to certain adjustments that could reduce such consideration.

On January 21, 2005, Cyprus entered into a Purchase Agreement (the "Sands Agreement") with the Issuer, pursuant to which (i) Cyprus agreed to sell to the Issuer 4,121,033 shares of common stock of GB Holdings, Inc., and warrants to purchase 1,133,284 shares of common stock of Atlantic Coast Entertainment Holdings, Inc. ("Atlantic Holdings"), in consideration for which (ii) the Issuer agreed to issue 413,793 Depositary Units to Cyprus. In addition, following the end of fiscal year 2006 of the Issuer, provided that certain conditions are met, Cyprus will have the right to receive up to an additional 206,897 Depositary Units.

On January 21, 2004, Highcrest and Arnos entered into an Agreement and Plan of Merger (the "Panaco Agreement") with the Issuer, National Offshore LP, an indirect wholly-owned subsidiary of the Issuer ("National Offshore"), and Panaco, Inc., a corporation wholly owned by Highcrest and Arnos ("Panaco"), pursuant to which (i) Panaco would be merged with and into National Offshore, in consideration for which (ii) the Issuer agreed to issue 3,452,586 Depositary Units to Highcrest and 857,759 Depositary Units to Arnos, subject in each case to certain adjustments that could reduce such consideration.

On January 21, 2004, Highcrest entered into an Agreement and Plan of Merger (the "TransTexas Agreement" and together with the NEG Agreement, the Sands Agreement and the Panaco Agreement, the "Agreements") with National Onshore LP, an indirect wholly-owned subsidiary of the Issuer ("National Onshore"), and TransTexas Gas Corporation, a corporation wholly owned by Highcrest ("TransTexas"), pursuant to which (i) TransTexas would be merged with and into National Onshore, in consideration for which (ii) the Issuer agreed to pay to Highcrest $180 million in cash, subject to certain adjustments that could reduce such consideration.

The resale of the Depositary Units to be issued to Gascon, Cyprus, Highcrest and Arnos has not been registered under the Securities Act of 1933, or any state securities laws. However, the Issuer has agreed to enter into a registration rights agreement with Gascon, Cyprus, Highcrest and Arnos prior to the closing of the transactions contemplated by the Agreements, pursuant to which the Issuer shall be obligated to file a registration statement for the resale of these Depositary Units.

Copies of the Agreements are filed herewith as Exhibits 2, 3, 4 and 5, respectively, and incorporated herein by reference, and the descriptions herein of the Agreements are qualified in their entirety by reference to the Agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) As of the close of the business day on January 21, 2005, and after taking the transactions contemplated by the Agreements into account, Reporting Persons may be deemed to beneficially own, in the aggregate, 55,965,802 Depositary Units, representing approximately 90.1% of the Issuer's outstanding Depositary Units and 8,900,995 Preferred Units, representing approximately 86.5% of Issuer's outstanding Preferred Units (based upon the 46,098,284 Depositary Units and 10,286,264 Preferred Units stated to be outstanding as of September 30, 2004, by the Issuer in the Issuer's Form 10-Q filing (filed with the Securities and Exchange Commission for the quarter ended September 30, 2004).

(b) High Coast has sole voting power and sole dispositive power with respect to 34,359,836 Depositary Units, representing approximately 55.3% of the Issuer's outstanding Depositary Units. Little Meadow (as the general partner of High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast directly beneficially owns. Little Meadow disclaims beneficial ownership of the Depositary Units for all other purposes.

Barberry has sole voting power and sole dispositive power with respect to 5,537,000 Depositary Units, representing approximately 8.9% of the Issuer's outstanding Depositary Units.

Gascon has sole voting power and sole dispositive power with respect to up to 11,344,828 Depositary Units, representing approximately 18.2% of the Issuer's outstanding Depositary Units. Each of Cigas (as a partner of Gascon), Astral (as a partner of Gascon), Unicorn (as the sole shareholder of Astral), ACF Holding (as the sole shareholder of Unicorn), Highcrest (as the sole shareholder of ACF Holding), Buffalo (as the sole shareholder of Highcrest), and Starfire (as the sole shareholder of Buffalo) may be deemed to indirectly beneficially own the Depositary Units which Gascon directly beneficially owns. Each of Cigas, Astral, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire disclaims beneficial ownership of the Depositary Units for all other purposes.

Cyprus has sole voting power and sole dispositive power with respect to up to 413,793 Depositary Units, representing approximately 0.7% of the Issuer's outstanding Depositary Units. In addition, following the end of fiscal year 2006 of the Issuer, provided that certain conditions are met, Cyprus has the potential to have sole voting power and sole dispositive power with respect to up to an additional 206,897 Depositary Units. Barberry (as the managing member of Cyprus) may be deemed to indirectly beneficially own the Depositary Units which Cyprus directly beneficially owns. Cyprus disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to up to 3,452,586 Depositary Units, representing approximately 5.6% of the Issuer's outstanding Depositary Units. Each of Buffalo (as the sole shareholder of Highcrest) and Starfire (as the sole shareholder of Buffalo) may be deemed to


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

indirectly beneficially own the Depositary Units which Highcrest directly beneficially owns. Each of Buffalo and Starfire disclaims beneficial ownership of the Depositary Units for all other purposes.

Arnos has sole voting power and sole dispositive power with respect to up to 857,759 Depositary Units, representing approximately 1.4% of the Issuer's outstanding Depositary Units. Each of Unicorn (as the sole shareholder of Arnos), ACF Holding (as the sole shareholder of Unicorn), Highcrest (as the sole shareholder of ACF Holding), Buffalo (as the sole shareholder of Highcrest), and Starfire (as the sole shareholder of Buffalo) may be deemed to indirectly beneficially own the Depositary Units which Arnos directly beneficially owns. Each of Unicorn, ACF Holding, Highcrest, Buffalo and Starfire disclaims beneficial ownership of the Depositary Units for all other purposes.

Carl C. Icahn may be deemed to indirectly beneficially own the Depositary Units which High Coast, Barberry, Gascon, Cyprus, Highcrest and Arnos directly beneficially own. Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

(c) Other than pursuant to the Agreements, no transactions with respect to Depositary Units have been effected during the past sixty (60) days by any of the Reporting Persons.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Initial 13D, as amended, is hereby amended by the addition of the following:

Reference is made to the Agreements referred to in Items 3 and 4 and the descriptions thereof set forth in such Items. The Agreements are filed herewith as Exhibits 2, 3, 4 and 5, respectively, and are incorporated herein by reference, and the descriptions herein of the Agreements are qualified in their entirety by reference to the Agreements.

Certain Depositary Units and Preferred Units described herein have been pledged as collateral for loans to Mr. Icahn and his affiliates.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Joint Filing Agreement, dated January 31, 2004.

Exhibit 2. Membership Interest Purchase Agreement dated as of January 21, 2005, by and among the Issuer and Gascon Partners (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 26, 2004).

Exhibit 3. Agreement and Plan of Merger dated as of January 21, 2005, by and among National Onshore LP, Highcrest Investors Corp. and TransTexas Gas Corporation (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 26, 2004).

Exhibit 4. Agreement and Plan of Merger dated as of January 21, 2005, by and among National Offshore LP, Highcrest Investors Corp., Arnos Corp., the Issuer and Panaco, Inc. (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 26, 2004).

Exhibit 5. Purchase Agreement dated as of January 21, 2005, by and among the Issuer and Cyprus LLC (incorporated herein by reference to Exhibit
            99.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 26, 2004).


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
                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.

Dated: January 31, 2005


HIGH COAST LIMITED PARTNERSHIP
By: Little Meadow Corp.
Its: General Partner

By: /s/ Richard T. Buonato
    --------------------------------
    Name: Richard T. Buonato
    Title: Vice President

LITTLE MEADOW CORP.

By: /s/ Richard T. Buonato
    --------------------------------
    Name: Richard T. Buonato
    Title: Vice President

BARBERRY CORP.

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: Authorized Signatory

GASCON PARTNERS
By: Cigas Corp.
Its: Partner

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: President

By: Astral Gas Corp.
Its: Partner

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: President

CIGAS CORP.

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: President

ASTRAL GAS CORP.

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: President

UNICORN ASSOCIATES CORPORATION

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: President and Treasurer

ACF INDUSTRIES HOLDING CORP.

By: /s/ Jon Weber
    --------------------------------
    Name: Jon Weber
    Title: President and Treasurer

HIGHCREST INVESTORS CORP.

By: /s/ Jon Weber
    --------------------------------
    Name: Jon Weber
    Title: Assistant Secretary

BUFFALO INVESTORS CORP.

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: President and Treasurer

STARFIRE HOLDING CORPORATION

By: /s/ Jon Weber
    --------------------------------
    Name: Jon Weber
    Title: Authorized Signatory

CYPRUS LLC

By: Barberry Corp
Its: Managing Member

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: Authorized Signatory

ARNOS CORP.

By: /s/ Edward E. Mattner
    --------------------------------
    Name: Edward E. Mattner
    Title: Vice President

/s/ Carl C. Icahn
--------------------------------
CARL C. ICAHN

 [Signature Page for American Real Estate Partners, L.P. 13D Amendment No. 26]


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